Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

LATEST DRILL RESULTS AT ISLAND GOLD MINE CONTINUE TO CONFIRM POTENTIAL AT DEPTH

MONTREAL, Quebec, Canada, November 22, 2012 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce additional results from its deep drilling program on its 100% owned Island Gold Mine property.

Highlights:

  New drill results include (all cut grades over true widths): 26.09 g/t Au over 9.55 metres, 10.29 g/t Au over 5.19 metres, and 10.40 g/t Au over 5.06 metres. These intersections are all located in the C Zone, an extension at depth of the current mining horizon;

  A preliminary resource calculation, exclusively for the C Zone, is expected in Q1 2013; There are currently 3 drill rigs active from underground drill stations on the -400 metre level.

TABLE 1: ISLAND GOLD MINE NEW DRILL RESULTS(1)
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
400-514-02	486.00	228.20	231.00	2.20	2.17	2.17	C	505
400-514-04	471.00	382.67	393.70	6.64	8.57	6.53	C	683
	including	386.85	387.30	0.27	124.93	75.00	C
400-514-05	456.00	362.85	369.40	3.98	1.07	1.07	C	659
		441.35	445.40	2.48	12.48	12.48	X	713
400-514-06	462.00	415.14	424.22	5.19	22.06	10.29	C	712
	including	421.68	422.31	0.36	244.59	75.00	C
400-514-07	684.00	649.50	654.70	2.07	29.15	11.43	C	959
	including	652.85	653.50	0.26	216.76	75.00	C
400-514-09	375.00	297.10	300.00	2.36	0.39	0.39	C	537
400-514-14	720.00	660.00	667.20	3.20	2.84	2.84	C	956
400-514-18	729.00	632.45	653.24	9.55	97.34	26.09	C	921
	including	647.00	652.33	2.45	228.51	65.53	C
	including	632.85	633.55	0.33	941.80	75.00	C
	including	644.00	645.00	0.48	80.75	75.00	C
400-514-19	693.70	517.30	525.55	4.55	10.63	10.63	C	799
425-487-01	582.02	503.62	508.00	1.57	1.82	1.82	C	867
425-487-02	420.00	323.00	326.75	2.31	3.24	3.24	C	646
425-487-04	501.00	430.20	444.00	5.19	9.86	9.86	C	797
		470.40	484.00	5.09	5.36	5.36	X	831
425-487-06	450.00	397.70	403.07	2.65	3.83	3.83	C	745
425-487-07	360.00	268.77	272.60	2.62	13.85	13.12	C	603
	including	268.77	269.64	0.60	56.49	53.30	C
425-487-09	582.00	393.00	403.00	5.06	10.42	10.40	C	750
	including	394.00	395.00	0.51	57.05	57.05	C
	including	400.10	400.50	0.20	75.63	75.00	C

LATEST DRILL RESULTS AT ISLAND GOLD MINE CONTINUE TO REAFFIRM POTENTIAL AT DEPTH
November 22, 2012

TABLE 1: ISLAND GOLD MINE NEW DRILL RESULTS(1)
				True	Uncut	Cut		Vertical depth
Hole	Length	From	To	Width	Grade	Grade(2)	Zone	of Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(g/t Au)		(metres)
425-487-10	699.00	415.50	427.21	5.37	6.51	6.51	C	777
		374.04	383.60	4.39	58.23	8.66	X	743
	including	381.80	382.65	0.39	632.53	75.00	X
GD-11-10C	1,190.80	997.20	1,003.64	2.47	5.06	5.06	C	979
		981.00	987.16	2.34	76.58	19.09	X	963
	including	986.00	987.16	0.44	380.31	75.00	X
GD-11-23	1,104.00	930.25	940.80	4.58	1.35	1.35	C	903
GD-490-02	1,050.00	829.47	843.60	7.14	5.77	5.50	C	788
	including	829.85	830.47	0.31	81.05	75.00	C
Total	12,015.52

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 75 g/t.

Paul Carmel, President and CEO, commented: “These results reaffirm our preliminary assessment that the C Zone appears to be an extension at depth of the zone currently being mined closer to surface at Island Gold. The latest results continue to demonstrate good continuity of the zone, with improved grades over what we are experiencing in our current operations. Our objective is to complete an initial resource calculation on this area in Q1 2013. All new additional resources would be below the existing infrastructure and reserve and resource base of the mine. We continue to be very pleased with the deep drill results at Island Gold, as they provide further support for our confidence in the long-term potential to both expand resources and increase the mine life of this operation. We continue to evaluate the possible construction of an exploration shaft, in order to accelerate the identification of deep resources at Island Gold.”

Chart 1: Longitudinal Section – Island Gold Mine: Deep drilling exploration results

Additional details about the Island Gold Mine Property

The 84.4 km2 (8,444 hectare) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 225,000 ounces of gold. Underground operations are accessed via a ramp, and the mine’s infrastructure currently reaches a vertical depth of approximately 400 metres. As of September 30, 2012, the Island Gold Mine had a total of 181 employees.

About Richmont Mines Inc.

Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and has recently brought the Francoeur Mine into commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

LATEST DRILL RESULTS AT ISLAND GOLD MINE CONTINUE TO REAFFIRM POTENTIAL AT DEPTH
November 22, 2012

Forward-Looking Statements
 This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. The analyses were conducted at Activation Laboratories Ltd. in Geraldton, Ontario, Swastika Laboratories Ltd. in Swastika, Ontario and at the Lab Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:	Medias:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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